UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

(Commission File No. 001-32305)

_______________________________

CORPBANCA
(Translation of registrant’s name into English)

_______________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On February 15, 2013, CorpBanca published on its web site a material event notice, which is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigone
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: February 15, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Material event notice dated February 15, 2013.

Exhibit 99.1

Santiago, February 15, 2013
GG/046/2013

Mr. Fernando Coloma Correa
Superintendent of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration:

In accordance with the provisions set forth in articles 9 and 10 of the 18.045 Law on Securities Markets and Chapter 18-10 of the Norms’ Compilation of the Banks and Financial Institutions Superintendency, CorpBanca informs you the following material event regarding the aforementioned entity, its businesses, and its securities:

On February 15, 2013, CorpBanca held a Board of Directors meeting, in which the members of the Board resolved to inform the public the following event, as a material event notice:

The Board scheduled a general shareholders meeting to be held on March 7, 2013, seeking approval of, among other things, the annual financial statements and the Board’s proposal to distribute 50% of CorBanca’s profits generated during 2012, which is in the amount of Ch$60,039,998,173, through dividends to be distributed among the Bank’s total outstanding shares at Ch$0.1764023878 per share.

If such distribution is approved, the dividends will be paid once the aforementioned shareholders meeting has been finalized.

In the event the distribution is approved under the terms mentioned above, the shareholders entitled to receive such dividends will be those shareholders registered on the Shareholder Registry 5 business days before the general shareholders meeting was held, this is, as of the end of March 1, 2013.

Sincerely yours,

/s/ Fernando Massú Taré
Fernando Massú Taré
CEO